                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                     Scudder Spain and Portugal Fund, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   811198100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 22, 1997
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



                               Page 1 of 15 Pages

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				   13D

CUSIP NO.: 811198100					PAGE 2 OF 15 PAGES
------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Bankgesellschaft Berlin AG
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS							WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION       Federal Republic of Germany
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                         337,750
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                             0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                    337,750
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                        0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                337,750
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES						[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		 5.2%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON					           BK
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Scudder Spain and Portugal Fund, Inc. (the "Fund"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 345 Park Avenue, New York, New York 10154.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Bankgesellschaft Berlin AG (the "Bank"), a corporation formed under the laws of the Federal Republic of Germany. The Bank is a West German banking organization whose principal offices are located at Alexanderplatz 2, 10178 Berlin, Germany. The name, business address and principal occupation of each director and executive officer of the Bank are set forth on Annex A hereto, which is incorporated by reference. Annex A also sets forth the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All information in this Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Bank.


     (d) During the past five years, neither the Bank nor any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither the Bank nor any of the persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     (f) All of the individuals listed in Annex A are citizens of the Federal Republic of Germany, except Yves Dermeaux, who is a citizen of Belgium, David Clark and Zoe Shaw, who are citizens of Great Britain, and Dr. Erik Blahut, who is a citizen of the Republic of Austria.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $4,301,638 (exclusive of commissions).

ITEM 4.  PURPOSE OF TRANSACTION

     The shares of Common Stock held by the Bank were acquired for the purpose of

                               Page 3 of 15 Pages
investment. Depending upon the Fund's business and prospects, and upon future developments, the Bank may from time to time purchase additional shares of Common Stock, dispose of all or a portion of the shares of Common Stock it holds, or cease buying or selling shares of Common Stock. Factors that may influence the Bank's decision to purchase additional shares or to sell all or a portion of its holdings include, but are not limited to, the level of discount from net asset value ("NAV"), the performance of the shares in the market, the availability of funds, alternative uses of funds, stock and money market conditions, and general economic conditions. Any additional purchases or sales of the shares may be in the open market, in privately-negotiated transactions, or otherwise.

     The recent level of the discount from NAV at which the shares of Common Stock have traded has been a significant factor in the Bank's decision to purchase shares. With a view to maximizing the return on its investment in the shares of Common Stock, the Bank is considering possible actions that it could take if the discount from NAV remains at current levels. Such actions include, but are not limited to, urging the board of the Fund to initiate the process of open-ending the Fund, urging the board of the Fund to commence an issuer tender offer or other repurchase program, or urging the board of the Fund to liquidate the Fund. The Bank may also consider increasing its ownership of shares of Common Stock to as much as a majority or more of the outstanding shares, seeking representation on the Fund's board, soliciting proxies with respect to the Fund, or other courses of action. (An amendment to the Fund's Articles of Incorporation to open-end the Fund requires the affirmative vote of 66 2/3% of the outstanding shares of the Fund.) The Bank has not determined to pursue any particular course of action, and, depending upon the factors listed above and other relevant circumstances, may determine not to pursue any such actions and instead to hold or dispose at any time of all or a portion of its shares of Common Stock.



     On August 22, 1997, the Bank sent a letter to the Fund, a copy of which is attached hereto as an exhibit and incorporated herein by reference, in which, among other things, the Bank stated its interest in learning what actions, if any, management of the Fund has taken to reduce the level of discount from NAV at which the shares of Common Stock trade, whether consideration had been given to open-ending the Fund and whether a stockholder proposal to open-end the Fund would be opposed by the Fund.

     Except as described in this Item 4, the Bank has not formulated any plans or proposals which relate to or would result in:


     (a) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Fund;

     (c) a sale or transfer of a material amount of assets of the Fund;

     (d) any change in the present board or management of the Fund, including any

                               Page 4 of 15 Pages
plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Fund;

     (f) any other material change in the Fund's business or corporate structure, including, but not limited to, any plans or proposals to make any changes in the Fund's investment policies for which a vote is required by
Section 13 of the Investment Company Act;

     (g) any changes in the Fund's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Fund by any person;

     (h) causing a class of securities of the Fund to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) any action similar to any of those enumerated above.


     The Bank will review its investment in the Fund from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's preliminary proxy statement, dated August 22, 1997, relating to a Special Meeting of Stockholders scheduled for October 21, 1997 states that, as of June 30, 1997, there were 6,511,154 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

     The Bank is the beneficial owner of 337,750 shares of Common Stock, which constitute approximately 5.2% of the outstanding shares of Common Stock.

     (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

     (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock. Purchases made through and including July 30, 1997 were made on the American Stock Exchange and purchases made after July 30, 1997 were made on the New York Stock Exchange, except as otherwise indicated.

                               Page 5 of 15 Pages

   Date         Number of Shares Purchased    Price Per Share
-------------   --------------------------    ---------------
July 1, 1997               8,200                 13.6250
July 2, 1997                 200(1)              13.2222(2)
July 2, 1997               8,100                 13.7500
July 3, 1997              19,000                 14.0000
July 4, 1997               1,000(1)              13.5000(2)
July 8, 1997               2,900                 14.0000
July 9, 1997                 500(1)              13.5000(2)
July 9, 1997              14,000                 14.0600
July 16, 1997              6,000                 13.6250
July 28, 1997                800                 12.6875
July 29, 1997              2,400                 12.4375
July 30, 1997             10,000                 12.7225
August 6, 1997            22,500                 12.4306
August 7, 1997               500                 12.5625
August 8, 1997            10,000                 12.4375
August 11, 1997            8,800                 12.5000
August 12, 1997            3,400                 12.6176
August 14, 1997              300                 12.6250
August 18, 1997              100                 12.4375
August 19, 1997            1,900                 12.3750
August 20, 1997            9,000                 12.5625
August 22, 1997           11,200                 12.5000
August 26, 1997            2,500                 12.6750
August 27, 1997            2,700                 12.6875

-----------
(1)  Purchased on the Berlin Stock Exchange.
(2) Rounded to the nearest one-one hundredth of a penny after converting from German Deutsche marks to United States dollars at prevailing exchange rates.

     (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

     (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER



                               Page 6 of 15 Pages

     The Bank does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. Letter, dated August 22, 1997, from Bankgesellschaft Berlin AG to Scudder Spain and Portugal Fund, Inc.

                               Page 7 of 15 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  August 22, 1997                BANKGESELLSCHAFT BERLIN AG


                                      By: /s/ E. Joseph Carrico
                                         -------------------------------
                                         Name:  E. Joseph Carrico
                                         Title: Director



                                      By: /s/ Gregory L. Melville
                                         -------------------------------
                                         Name:  Gregory L. Melville
                                         Title: Assistant Director



                               Page 8 of 15 Pages

                                                                      ANNEX A

     Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin Federal Republic of Germany.

                         MEMBERS OF THE MANAGING BOARD

Name and Address          Principal Occupation
----------------          --------------------
Dr. Wolfgang Rupf         Speaker of the Managing Board of Bankgesellschaft
                          Berlin AG

Dr. Knuth Fischer         Member of the Managing Board of Bankgesellschaft
                          Berlin AG

Hans Leukers              Member of the Managing Board of Bankgesellschaft
                          Berlin AG

Leopold Trobinger         Member of the Managing Board of Bankgesellschaft
                          Berlin AG


                               Page 9 of 15 Pages

                               EXECUTIVE OFFICERS


Name and Address                    Principal Occupation
----------------                    --------------------
Dr. Herbert Alisch                  Managing Director of Bankgesellschaft Berlin
Bankgesellschaft Berlin AG          AG
Konzern-Finanzen und Beteiligungen
Hardenbergstrasse 32
10623 Berlin
Federal Republic of German

Willi Bohmer                        Managing Director of Bankgesellschaft Berlin
                                    AG

Peter Konig                         Managing Director of Bankgesellschaft Berlin
                                    AG

Hans Joachim Bley                   Managing Director of Bankgesellschaft Berlin
                                    AG

Jochen W. Sawahn                    Managing Director of Bankgesellschaft Berlin
                                    AG

Dr. Joachim Preussner               Managing Director of Bankgesellschaft Berlin
                                    AG

Heinrich Honerlage                  Managing Director of Bankgesellschaft Berlin
Konzern-Revision                    AG
Bankgesellschaft Berlin AG
Otto-Braun-Strasse 90
10149 Berlin
Federal Republic of Germany

Stefan Tragler                      Managing Director of Bankgesellschaft Berlin
Konzern-Revision                    AG
Bankgesellschaft Berlin AG
Otto-Braun-Strasse 90
10149 Berlin
Federal Republic of Germany

Artur Fischer                       Managing Director of Bankgesellschaft Berlin
Konzern-Organisation                AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany



                              Page 10 of 15 Pages

Name and Address               Principal Occupation
----------------               --------------------
Wolfgang Gunther               Managing Director of Bankgesellschaft Berlin
Konzern-Organisation           AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Helmut Ramthun                 Managing Director of Bankgesellschaft Berlin
Konzern-Organisation           AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Hans-Jurgen Meyer              Managing Director of Bankgesellschaft Berlin
Compliance Officer             AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Joachim Antczack               Managing Director of Bankgesellschaft Berlin
Stabsstelle                    AG
Investment Banking/Back Office
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Wolfgang Stockel               Managing Director of Bankgesellschaft Berlin
                               AG

Heinz-Dieter Gottschalk        Managing Director of Bankgesellschaft Berlin
                               AG

Jochen Zimmermann              Managing Director of Bankgesellschaft Berlin
                               AG

Frank-Michael Boenke           Managing Director of Bankgesellschaft Berlin
                               AG

Georg-Heinrich Sieveking       Managing Director of Bankgesellschaft Berlin
                               AG


                              Page 11 of 15 Pages

Name and Address                 Principal Occupation
----------------                 --------------------
Hadi Saidi                       Managing Director of Bankgesellschaft Berlin
                                 AG

Gerhard Richter                  Managing Director of Bankgesellschaft Berlin
                                 AG

Zoe Shaw                         Managing Director of Bankgesellschaft Berlin
Asset-Backed Transaktionen       AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Karl-Friedrich Hirschhauser  Managing Director of Bankgesellschaft Berlin
                                 AG

Gunther Laubner                  Managing Director of Bankgesellschaft Berlin
                                 AG

Mr. David Clark                  General Manager of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Mr. Yves Dermeaux                General Manager of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Erik Blahut                  Managing Director of Bankgesellschaft Berlin
                                 AG

Serge Demoliere                  Managing Director of Bankgesellschaft Berlin
                                 AG

Thomas W. Meyer                  Managing Director of Bankgesellschaft Berlin
                                 AG


                              Page 12 of 15 Pages

Name and Address              Principal Occupation
----------------              --------------------
Hans-Werner Wilms             Managing Director of Bankgesellschaft  Berlin
                              AG

Tim Kettemann                 Managing Director of Bankgesellschaft Berlin
                              AG


                              Page 13 of 15 Pages

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

     The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin

Gothaer Beteiligungsgesellschaft, an affiliate of an insurance company formed under the laws of the Federal Republic of Germany, whose principal address is Lutzowstrasse 89, 10785 Berlin, Germany, and whose principal shareholders are Gothaer Versicherungs Bank AG (principal office: Gothaer Allee 1, 50672, Koln, Germany), Gothaer Lebenversicherung AG (principal office: Gothaer Platz 2-8, 37069 Gottingen, Germany) and Norddeutsche Landesbank Girozentrale NORD/LB (principal address is Georgplatz 1, D-30159, Hannover, Germany).

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of the Federal Republic of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.

                              Page 14 of 15 Pages

                                                                      Exhibit 1

                   [Letterhead of Bankgesellschaft Berlin AG]

                                                                August 22, 1997

Thomas F. McDonough
Secretary of the Fund
Scudder Spain & Portugal Fund
c/o Scudder, Stevens & Clark, Inc.
345 Park Avenue
New York, NY 10154 USA

Dear Mr. McDonough:

We are a significant shareholder of the Scudder Spain and Portugal Fund. We would like to take this opportunity to introduce ourselves to you, and to open a dialog to express some of our concerns regarding the Fund and raise questions regarding plans for its future. We note that the fund has consistently traded at a large discount to Net Asset Value (NAV). We are interested in learning what actions if any, management has taken in attempting to reduce the discount. We would also like to bring your attention to the paragraph entitled "Redemption of Shares" in the Prospectus, dated April 13th, 1988, which states that if certain conditions are met, the "Fund will submit to its shareholders...a proposal...to provide that...each share of the Fund's Common Stock may be presented to the Fund...for payment to the holder at net asset value per share." Could you be so kind to advise us whether (a) the specified conditions have ever been met, and if so, (b) whether such a proposal enabling the redemption of shares at NAV has ever been submitted for shareholder consideration.

We have read with interest the recently filed preliminary Schedule 14A proxy solicitation and are aware of the alliance being formed between Scudder, Stevens & Clark ("Scudder") and the Zurich Insurance Company ("Zurich"). We note that Zurich Kemper Investments, Inc. ("ZKI") a subsidiary of Zurich, manages a closed-end fund, The Growth Fund of Spain, Inc. ("GSP"), which has a very similar investment objective and several of the same holdings as the Scudder Spain & Portugal Fund. (In the interest of full disclosure, we hold a 8.1% stake in GSP, as reported on our most recent schedule 13D filing.) We believe that the existence of two similar closed-end funds is partly responsible for the persistence of discounts in both funds, and that this situation can now hopefully be addressed since both funds will soon belong to the same fund management group.

We are aware that there are different opinions regarding the perceived advantages and disadvantages of operating a fund with a closed-end versus open-end structure. Has Scudder given any consideration to open-ending this fund? Would Scudder support or oppose a shareholder proposal to recommend converting the fund to an open-end fund? Would we be permitted to submit a shareholder proposal for inclusion on the definitive 14A proxy solicitation for the Special Meeting of Stockholders, scheduled for October 21, 1997?

We respectfully request to receive your response by September 5th, 1997.

Regards,

/s/ Gregory L. Melville

/s/ Moritz A. Sell


                              Page 15 of 15 Pages